January 17, 2013

VIA EDGAR

Ms. Mara L. Ransom

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

SUBJECT:	Bio-Path Holdings, Inc.
Form 10K for the Fiscal Year Ended December 31, 2011
Filed March 30, 2012
File No. 000-53404

Dear Ms. Ransom:

We received your comment letter dated January 3, 2012, relating to your review of our Annual Report on Form 10-K for the fiscal year ended December 31, 2011. In order to fully address the points raised in your comment letter, Bio-Path Holdings, Inc. (the “Company”) believes that it will require additional time to sufficiently consider and respond to such comments. This letter confirms our January 17, 2013 conversation with Angie Kim regarding a request for an extension of time necessary to respond to your letter. The Company anticipates submitting a response to your letter on or before January 25, 2013.

Should you have any additional questions, please contact me by phone at (832) 971-6616 or e-mail at pnielsen@biopathholdings.com. We will be pleased to provide any additional information that may be necessary.

Sincerely yours,

BIO-PATH HOLDINGS, INC

/s/ Peter H. Nielsen

Peter H. Nielsen
President and Chief Executive Officer

cc:	William R. Rohrlich, II
Winstead PC
24 Waterway Avenue, Suite 500
The Woodlands, Texas 77380

2626 South Loop, Suite 180 • Houston, TX 77054 • Phone: (832) 971-6616